SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

Rio de Janeiro, November 21st, 2014 - TIM Participações S.A. (“Company”) (BOVESPA: TIMP3 and NYSE: TSU), in compliance with the provisions of Rule CVM No. 358/02 and Article 157, Paragraph 4th of Law 6,404, hereby discloses to its shareholders and to the market the following:

TIM Celular S.A. (“TIM Celular”), a wholly-owned subsidiary of the Company, entered into with American Tower do Brasil – Cessão de Infraestruturas Ltda. (“American Tower”) an Infrastructure Items Sale and Purchase Agreement and a Master Lease Agreement providing for the sale to American Tower of up to 6.481 (six thousand four hundred eighty-one) telecommunication towers owned by TIM Celular for the price of approximately R$ 3 billion, and the lease of these towers by American Tower to TIM Celular for a term of 20 years. This sale transaction will be divided into two agreements, the first covering 5,240 (five thousand two hundred forty) and the second covering 1,241 (one thousand two hundred forty-one) telecommunications towers, and is expected to close in the first half of 2015.

The management of the Company considers that the implementation of these transactions will benefit its operating and financial condition, enhancing its investments in expansion and quality.

The agreements executed provide for closing terms and conditions generally adopted in this type of transaction, including the prior approval by the Brazilian anti-trust authority (Conselho Administrativo de Defesa da Concorrência - CADE) and observance of certain acquisition rights held by third parties.

Rio de Janeiro, November 21st, 2014.

TIM Participações S.A.
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 21, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.